Exhibit to Item 77Q1(b)

      RESOLVED, that the name of the Tweedy Browne American
Value Fund series of the Company shall be changed to the Tweedy Browne Value Fund and the corresponding name change shall be made to the name of its shares; and further

      RESOLVED, that the non-fundamental investment restriction currently applicable to the Tweedy Browne
American Value Fund in relation to the minimum percentage of its assets the Fund will in normal circumstances invest in securities of U.S. issuers shall be terminated; and further

      RESOLVED, that appropriate notice of the foregoing changes be sent to the shareholders of the Fund not less than 60 days prior to the effectiveness of such changes; and further

      RESOLVED, that effective upon the termination of such non-fundamental investment restriction, the Fund will not have any investment restriction on the portion of the Fund's assets that may be invested in the securities of non-U.S. issuers; and further

      RESOLVED, that an appropriate supplement to the Prospectus and Statement of Additional Information be prepared and filed with the Securities and Exchange
Commission; and further

      RESOLVED, that for the time being and subject to further change by management at any time, such supplement to the Prospectus and Statement of Additional Information shall state that the Fund anticipates that it will invest no less than approximately 50% of the net assets of the Fund in securities of U.S. issuers; and further

      RESOLVED, that for purposes of the foregoing resolution a U.S. issuer may include any company that is organized under the laws of the U.S. or its possessions or a majority of whose assets or revenues are, in the good faith judgment of Fund management, attributable to operations within the U.S.